Exhibit 99.1

ReNew Announces Results for the First Quarter

of Fiscal Year 2027 (Q1 FY27)

August 18, 2026: ReNew Energy Global Plc (“ReNew”, “the Company”, “we” or “our”) (Nasdaq: RNW, RNWWW), a leading decarbonization solutions company, today announced its unaudited consolidated IFRS results for Q1 FY27.

Operating Highlights:

•
As of June 30, 2026, the Company’s portfolio consisted of ~20.5 GW (including 1.7 GW/6.2 GWh of BESS). Additionally, ReNew has 6.4 GW of solar module and 2.5 GW of solar cell manufacturing capacities and is expanding its solar cells manufacturing capacity by another 4 GW, which is expected to be operational by December 2026.
•
The Company’s commissioned capacity has increased 17% year-over-year to ~13.1 GW (including 100 MW/250 MWh of BESS) as of June 30, 2026. Subsequently, the Company commissioned 466 MW of solar, increasing commissioned capacity as of date to ~13.5 GW, net of the 100 MW sold as part of our capital recycling strategy.
•
Total Income (or total revenue) for Q1 FY27 was INR 47,864 million (US$ 506 million), compared to INR 41,182 million (US$ 435 million) for Q1 FY26. Net profit for Q1 FY27 was INR 5,953 million (US$ 63 million), compared to INR 5,131 million (US$ 54 million) for Q1 FY26. Adjusted EBITDA for Q1 FY27 was INR 30,392 million (US$ 321 million), compared to INR 27,220 million (US$ 288 million) in Q1 FY26.
•
Revenue from the sale of power for Q1 FY27 was INR 26,749 million (US$ 283 million), compared to INR 25,473 million (US$ 269 million) for Q1 FY26.
•
Total Income (or total revenue) for Q1 FY27 from external sales of our solar module and cell manufacturing operations was INR 16,777 million (US$ 177 million), compared to INR 13,223 million (US$ 140 million) for Q1 FY26. Net profit and Adjusted EBITDA for Q1 FY27 from external sales of our solar module and cell manufacturing operations were INR 3,914 million (US$ 41 million) and INR 5,651 million (US$ 60 million) respectively, compared to INR 3,562 million (US$ 38 million) and INR 5,292 million (US$ 56 million) respectively for Q1 FY26.

Note: the translation of Indian rupee amounts into U.S. dollars has been made at INR 94.66 to US$ 1.00. See note below for more information.

Key Operating Metrics

In Q1 FY27, we commissioned 616 MW, which included 596 MW of solar and 20 MW of wind capacity. Subsequent to the end of the quarter, the Company commissioned 466 MW of solar, taking the total capacity as of date to ~13.5 GW, net of the 100 MW of assets sold as part of our capital recycling strategy.

As of June 30, 2026, our total portfolio consisted of ~20.5 GW (including 1.7 GW/6.2 GWh of BESS) and commissioned capacity was ~13.1 GW (including 100 MW/250 MWh of BESS), of which ~5.6 GW were wind, ~7.3 GW were solar and 99 MW were hydro. Our commissioned capacity increased by 17% year over year, net of the 100 MW of assets sold as part of our capital recycling strategy.

Electricity Sold

Total electricity sold in Q1 FY27 was 7,377 million kWh, an increase of 8.0% over Q1 FY26. Electricity sold in Q1 FY27 from wind assets was 3,896 million kWh, an increase of 9.9% from Q1 FY26. Electricity sold in Q1 FY27 from solar assets was 3,412 million kWh, an increase of 7.4% over Q1 FY26. Electricity sold for Q1 FY27 from hydro assets was 69 million kWh compared to 111 million kWh in Q1 FY26.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for Q1 FY27 for wind assets was 32.0%, compared to 32.8% for Q1 FY26. The PLF for Q1 FY27 for solar assets was 22.4%, compared to 24.6% for Q1 FY26.

Total Income

Total Income for Q1 FY27 was INR 47,864 million (US$ 506 million), compared to INR 41,182 million (US$ 435 million) for Q1 FY26. The increase in Total Income was primarily driven by higher operational capacity, increased external sales from our solar module and cell manufacturing operations, and gains from asset sales, partially offset by lower PLF and revenue forgone on divested assets. Total Income includes finance income and fair value change in share warrants of INR 1,184 million (US$ 13 million).

Total Income (or total revenue) for Q1 FY27 from our solar module and cell manufacturing operations was INR 16,777 million (US$ 177 million), compared to INR 13,223 million (US$ 140 million) for Q1 FY26.

Raw Materials and Consumables Used (net of change in inventory)

Raw materials and consumables used for Q1 FY27 were INR 10,338 million (US$ 109 million), compared to INR 6,691 million (US$ 71 million) for Q1 FY26. Raw materials and consumables used are primarily attributable to external sales from our solar module and cell manufacturing operations.

Employee Benefits Expense

Employee benefits expense for Q1 FY27 was INR 1,990 million (US$ 21 million), compared to INR 1,618 million (US$ 17 million) for Q1 FY26 primarily due to increased headcount supporting our solar module and cell manufacturing operations and other employee related costs.

Employee benefits expense for Q1 FY27 includes expense attributable to external sales from our solar module and cell manufacturing operations amounting to INR 599 million (US$ 6 million), compared to INR 446 million (US$ 5 million) for Q1 FY26.

Other Expenses

Other expenses for Q1 FY27 were INR 4,332 million (US$ 46 million), compared to INR 4,616 million (US$ 49 million) for Q1 FY26. The decrease was primarily due to lower provisions recognized in Q1 FY27 compared to Q1 FY26, partially offset by capacity-linked increase in O&M expenses and travel-related expenditure.

Other expenses for Q1 FY27 include expenses attributable to external sales from our solar module and cell manufacturing operations amounting to INR 812 million (US$ 9 million), compared to INR 755 million (US$ 8 million) for Q1 FY26.

Finance Costs and Fair Value Change in Derivative Instruments

Finance costs and fair value change in derivative instruments for Q1 FY27 were INR 15,529 million (US$ 164 million), an increase of 7.4% over Q1 FY26. The increase in finance costs was primarily due to an increase in weighted average operational capacity.

Finance costs and fair value change in derivative instruments for Q1 FY27 includes expense attributable to external sales from our solar module and cell manufacturing operations amounting to INR 504 million (US$ 5 million), compared to INR 542 million (US$ 6 million) for Q1 FY26.

Net Profit

The net profit for Q1 FY27 was INR 5,953 million (US$ 63 million) compared to INR 5,131 million (US$ 54 million) for Q1 FY26, with the increase primarily driven by higher operating revenues, external sales from our solar module and cell manufacturing operations and gains from asset sales, partially offset by higher scale linked financing costs and depreciation related to projects commissioned from Q1 FY26.

Net profit for Q1 FY27, attributable to external sales from our solar module and cell manufacturing operations, amounted to INR 3,914 million (US$ 41 million), compared to INR 3,562 million (US$ 38 million) for Q1 FY26.

Adjusted EBITDA

Adjusted EBITDA for Q1 FY27 was INR 30,392 million (US$ 321 million), compared to INR 27,220 million (US$ 288 million) in Q1 FY26, representing an increase of 12%.

Adjusted EBITDA for Q1 FY27 attributable to external sales from our solar module and cell manufacturing operations amounted to INR 5,651 million (US$ 60 million), compared to INR 5,292 million (US$ 56 million) for Q1 FY26, representing an increase of 7%.

Adjusted EBITDA is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. “IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

FY27 Guidance

The Company continues to expect to complete the construction of 1.6 to 2.4 GW by the fiscal year ending March 31, 2027 (“FY27”). The Company’s Adjusted EBITDA and Cash Flow to Equity guidance for FY27 are subject to weather and resource availability being similar to FY26. The Company continues to anticipate net gains from asset sales, which is part of ReNew’s capital recycling strategy, and has included INR 1–2 billion related to asset sales in the Adjusted EBITDA. The Company continues to expect external sales from our module and cell manufacturing operations and has included INR 10–12 billion of Adjusted EBITDA against such sales in this guidance.

Financial Year	Adjusted EBITDA	Cash Flow to equity (CFe)
FY27	INR 103 – INR 109 billion	INR 18 – INR 22 billion

Cash Flow

Cash generated from operating activities for Q1 FY27 was INR 21,570 million (US$ 228 million), compared to INR 11,876 million (US$ 125 million) for Q1 FY26. The increase was primarily due to higher consolidated operating profit, lower working capital deployment.

Cash used in investing activities for Q1 FY27 was INR 33,573 million (US$ 355 million), compared to INR 21,958 million (US$ 232 million) for Q1 FY26. Cash was primarily used for purchase of property, plant and equipment, partially offset by cash received on disposal of subsidiaries.

Cash generated from financing activities for Q1 FY27 was INR 10,718 million (US$ 113 million), compared to cash generated from financing activities of INR 2,935 million (US$ 31 million) for Q1 FY26. The cash was primarily generated from proceeds of interest-bearing loans and borrowings (net of repayments), proceeds from preference shares issued by subsidiaries, partially offset by higher interest payments.

Capital Expenditure

In Q1 FY27, we commissioned 596 MW of solar and 20 MW of wind projects for which our capital expenditures were INR 26,387 million (US$ 279 million).

Liquidity Position

As of June 30, 2026, we had INR 88,992 million (US$ 940 million) of cash and cash equivalents, bank balances and investments in liquid funds. This included an aggregate of cash and cash equivalents of INR 22,015 million (US$ 233 million), bank balances other than cash and cash equivalents of INR 54,817 million (US$ 579 million), deposits with maturities of more than twelve months (forming part of other financial assets) of INR 1,830 (US$ 19 million), and investments in liquid funds amounting to INR 10,330 (US$ 109 million).

Net Debt

Net debt as of June 30, 2026, was INR 697,123 million (US$ 7,364 million). Net debt as of June 30, 2026 also includes investment from the joint venture partners for renewable energy projects in the form of convertible debentures amounting to INR 25,921 (US$ 274 million).

Receivables

Total receivables as of June 30, 2026 were INR 29,673 million (US$ 313 million), of which INR 10,314 million (US$ 109 million) was unbilled and others including receivables against external sales from our solar module and cell manufacturing operations. The Daily Sales Outstanding (“DSO”) from our Independent Power Producer (“IPP”) business was 71 days as of June 30, 2026, compared to 74 days as of June 30, 2025. Subsequent to the end of the quarter, the Company has received INR 5,704 million (US$ 60 million) from AP DISCOM on account of Generation Based Incentive (“GBI”).

Receivables from our solar module and cell manufacturing operations were INR 558 million (US$ 6 million). The DSO from our manufacturing operations was 5 days as of June 30, 2026.

Cash Flow to Equity (CFe)

CFe for Q1 FY27 was INR 12,838 million (US$ 136 million) compared to INR 15,325 million (US$ 162 million) for Q1 FY26 due to higher loan repayment and interest paid partially offset by higher adjusted EBITDA.

Other matters

a)
On May 29, 2026, ReNew announced that it had received a non-binding proposal from a consortium comprising Canada Pension Plan Investment Board (“CPP Investments”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (the “Consortium”) to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium for cash consideration of US$6.75 per share, subject to customary terms and rollover arrangements. Subsequently, on July 27, 2026, the Consortium revised its proposal and submitted a best and final non-binding offer of US$7.02 per share (“Cash Offer”, and shares subject to the Cash Offer being “Cash-Out Shares”). On August 6, 2026, the Consortium reaffirmed the terms of the proposal through a confirmatory letter.

On August 11, 2026, ReNew announced that it had entered into a transaction agreement with the Consortium for the proposed acquisition (the “Transaction Agreement”). The proposed acquisition will be implemented by way of a UK scheme of arrangement (the “Scheme”) to be voted on by shareholders of the Company who are not members of the Consortium (“Non-Consortium Shareholders”).

The Special Committee, which has received the opinion of Rothschild & Co as to the fairness of the Cash Offer, from a financial point of view, to the holders of Cash-Out Shares, considers that the terms of the Cash Offer, including the terms of the Transaction Agreement, are fair and reasonable and intends to unanimously recommend that shareholders vote in favour of the Scheme

The Consortium has received irrevocable undertakings to vote in favour of the Scheme from JERA Nex and Platinum Cactus who collectively hold approximately 51.1% of the voting power of the shares subject to the Scheme.

Under the Scheme, Non-Consortium Shareholders will have the option either to (i) receive cash consideration of US$7.02 per share in exchange for transferring their shares to CPP Investments or its designated affiliates, or (ii) subject to certain conditions, elect to retain their shares and continue as shareholders of the Company through a rollover arrangement. Shareholders who do not validly elect the rollover option prior to the court hearing approving the Scheme will automatically receive the cash consideration of US$7.02 per share.

Further details on the timing of the Scheme will be announced in due course.

b)
On August 10, 2026, ReNew announced that it agreed to sell 1,055 MW of its solar projects located in Rajasthan and Karnataka to Purvah Green Power Private Limited, a subsidiary of CESC Limited, at an enterprise value of approximately INR 50.8 billion (US$537 million). Of this, approximately INR 2.3 billion (US$24 million) is contingent on change-in-law orders and expected to be received as an earn-out after initial payments are realized. The transaction is expected to generate approximately INR 18.1 billion (US$191 million) of cash inflows for ReNew, subject to customary closing conditions and adjustments.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and fair value changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing, less (g) share in profit/(loss) of jointly controlled entities (h) finance income and fair value change in derivative instruments, and (i) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like-to-like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Ad Hoc payments and refinancing (including planned arrangements/borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Webcast and Conference call information

A conference call has been scheduled to discuss the earnings results at 8:00 AM ET (5:30 PM IST) on August 18, 2026.

The conference call can be accessed live at: https://edge.media-server.com/mmc/p/rx78ue9j/ or by phone (toll-free) by dialing:

US/Canada: (+1) 855 881 1339

France: (+33) 0800 981 498

Germany: (+49) 0800 182 7617

Hong Kong: (+852) 800 966 806

India: (+91) 0008 0010 08443

Japan: (+81) 005 3116 1281

Singapore: (+65) 800 101 2785

Sweden: (+46) 020 791 959

UK: (+44) 0800 051 8245

Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renew.com/news-events/events.

Note:

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 94.66 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2026. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

Forward Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results.

The Company’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on July 30, 2026 or Form 6-Ks furnished to the SEC by the Company outline certain of these risks and uncertainties which may cause actual results to differ. Forward-looking statements should be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew’s clean energy portfolio of ~20.5 GW (including 1.7 GW/6.2 GWh of BESS) on a gross basis as of July 31, 2026, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that are increasingly integral to addressing climate change. In addition, ReNew has 6.4 GW of solar module and 2.5 GW of solar cell manufacturing capacities and is expanding its solar cells manufacturing capacity by another 4 GW, which is expected to be operational by December 2026. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, X and Instagram.

Press Enquiries

pr@renew.com

Investor Enquiries

ReNew | Anunay Shahi, Nitin Vaid | ir@renew.com

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at June 30,
	2026	2026	2026
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	809,882	833,969	8,810
Intangible assets	41,086	40,451	427
Right of use assets	18,314	20,797	220
Investment in jointly controlled entities	375	1	0
Trade receivables	3,887	3,874	41
Investments	1,399	1,418	15
Other financial assets	10,472	7,398	78
Deferred tax assets (net)	10,319	9,737	103
Tax assets	8,787	7,172	76
Contract assets	3,393	4,129	44
Other non-financial assets	12,891	10,698	113
Total non-current assets	920,805	939,644	9,927
Current assets
Inventories	13,538	8,703	92
Trade receivables	20,207	24,510	259
Investments	7,286	10,330	109
Cash and cash equivalents	22,845	22,015	233
Bank balances other than cash and cash equivalents	46,706	54,817	579
Other financial assets	15,507	14,710	155
Contract assets	422	466	5
Other non-financial assets	8,772	10,319	109
Total current assets	135,283	145,870	1,541
Total assets	1,056,088	1,085,514	11,468
Equity and liabilities
Equity
Issued capital	4,808	4,808	51
Share premium	155,365	155,365	1,641
Retained losses	(43,221)	(38,625)	(408)
Other components of equity	8,908	8,860	94
Equity attributable to equity holders of the parent	125,860	130,408	1,378
Non-controlling interests	18,536	23,283	246
Total equity	144,396	153,691	1,624
Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	527,621	514,438	5,435
Lease liabilities	11,343	13,886	147
Other financial liabilities	15,819	21,592	228
Provisions	10,569	10,901	115
Deferred tax liabilities (net)	27,127	27,353	289
Other non-financial liabilities	1,377	2,197	23
Total non-current liabilities	593,856	590,367	6,237
Current liabilities
Interest-bearing loans and borrowings
- Principal portion	240,145	271,677	2,870
- Interest accrued	5,046	5,800	61
Lease liabilities	1,090	1,151	12
Trade payables	17,820	15,412	163
Other financial liabilities	45,670	43,279	457
Tax liabilities (net)	286	1,511	16
Other non-financial liabilities	7,779	2,626	28
Total current liabilities	317,836	341,456	3,607
Total liabilities	911,692	931,823	9,844
Total equity and liabilities	1,056,088	1,085,514	11,468

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended June 30,
	2025	2026	2026
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Income
Revenue	38,998	44,581	471
Other operating income	191	308	3
Finance income and fair value change in derivative instruments	1,253	1,176	12
Other income	740	1,791	19
Change in fair value of warrants	—	8	0
Total income	41,182	47,864	506
Expenses
Raw materials and consumables used	8,203	8,088	85
Change in inventories of finished goods	(1,512)	2,250	24
Employee benefits expense	1,618	1,990	21
Depreciation, amortisation and impairment	6,047	7,332	77
Other expenses	4,616	4,332	46
Finance costs and fair value change in derivative instruments	14,453	15,529	164
Change in fair value of warrants	24	—	—
Total expenses	33,449	39,521	418
Profit before share of profit of jointly controlled entities and tax	7,733	8,343	88
Share of profit/(loss) of jointly controlled entities	(2)	—	—
Profit / (loss) before tax	7,731	8,343	88
Income tax expense / (income)	2,600	2,390	25
Profit for the period	5,131	5,953	63
Weighted average number of equity shares in calculating basic earnings per share	362,788,641	364,469,637	364,469,637
Weighted average number of equity shares in calculating diluted earnings per share	368,270,519	369,076,159	369,076,159
Earnings per share
Basic earnings attributable to ordinary equity holders of the Parent	13.95	16.45	0.17
Diluted earnings attributable to ordinary equity holders of the Parent	13.74	16.25	0.17

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended June 30,
	2025	2026	2026
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Cash flows from operating activities
Profit before tax	7,731	8,343	88
Adjustments to reconcile profit before tax to net cash flows	19,718	20,821	220
Working capital adjustments	(16,841)	(8,949)	(95)
Cash generated from operations	10,608	20,215	214
Income tax paid	1,268	1,355	14
Net cash generated from operating activities (a)	11,876	21,570	228
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(12,914)	(27,557)	(291)
Investment and redemption of deposits having residual maturity more than 3 months and mutual funds (net)	(8,284)	(9,386)	(99)
Disposal of subsidiaries, net of cash disposed	(1,407)	2,224	23
Others	647	1,146	12
Net cash generated/(used) in investing activities (b)	(21,958)	(33,573)	(355)
Cash flows from financing activities
Proceeds from Equity and Preference shares issued by subsidiaries	-	9,083	96
Dividend paid to non-controlling interest	(613)	-	-
Proceeds and repayment of interest-bearing loans and borrowings (Net)	15,813	17,633	186
Interest paid (including settlement gain / loss on derivative instruments) and Others	(12,265)	(15,998)	(169)
Net cash generated/(used) from financing activities (c)	2,935	10,718	113
Net increase/ (decrease) in cash and cash equivalents (a) + (b) + (c)	(7,147)	(1,285)	(14)
Cash and cash equivalents at the beginning of the period	40,419	21,824	231
Effects of exchange rate changes on cash and cash equivalents	-	(3)	(0)
Cash and cash equivalents at the end of the period	33,272	20,536	217

RENEW ENERGY GLOBAL PLC

Unaudited Non-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net profit to Adjusted EBITDA for the periods indicated:

	For the three months ended June 30,
	2025	2026	2026
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Profit for the period	5,131	5,953	63
Less: Finance income	(1,253)	(1,176)	(12)
Add: Share in loss of jointly controlled entities	2	-	-
Add: Depreciation, amortisation and impairment	6,047	7,332	77
Add: Finance costs and fair value change in derivative instruments	14,453	15,529	164
Less: Change in fair value of warrants	24	(8)	(0)
Add: Income tax expense	2,600	2,390	25
Add: Share based payment expense and others	216	372	4
Adjusted EBITDA	27,220	30,392	321

Reconciliation of Cash flow to equity (CFe) to Adjusted EBITDA:

	For the three months ended June 30,
	2025	2026	2026
	(Unaudited)	(Unaudited)	(Unaudited)

Adjusted EBITDA	27,220	30,392	321
Add: Finance income	1,253	1,176	12
Less: Interest paid in cash	(9,841)	(12,944)	(137)
Less: Tax paid	1,268	1,355	14
Less: Normalised loan repayment	(4,692)	(7,072)	(75)
Add/ less: Other non-cash items	117	(69)	(1)
Total CFe	15,325	12,838	136